1600 WEST END AVENUE • SUITE 2000 • NASHVILLE, TENNESSEE 37203 615.726.5600 • bakerdonelson.com

Tonya Mitchem Grindon, Shareholder
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com

November 29, 2022

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Ronald E. Alper and Ms. Pam Long

Re:	Mercury Ecommerce Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed November 17, 2022
File No. 001-40679

Dear Mr. Alper and Ms. Long:

On behalf of our client, Mercury Ecommerce Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on November 29, 2022 (the “Oral Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 17, 2022. In response to the Oral Comment, the Company will revise the “Risk Factors” section of the definitive proxy statement as follows (new language denoted by underline and deleted language denoted by strike-through):

If we were deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may be forced to abandon our efforts to complete a business combination and instead be required to liquidate the Company.

The SPAC Rule Proposals sets forth, among other matters, the circumstances in which a SPAC such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement of its initial public offering (the “IPO Registration Statement”). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that does not expect to enter into a definitive agreement within 18 months after the effective date of its IPO Registration Statement and that does not expect to complete its initial business combination within 24 months after such date. It is possible that a claim could be made that we have been operating as an unregistered investment company.  This risk may be increased if we continue to hold the funds in the trust account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the trust account and hold the funds in the trust account in cash.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to additional burdensome regulatory requirements and expenses for which we have not allotted funds. As a result, if~~If~~ we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete a business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our stock and warrants following such a transaction, and our warrants would expire worthless.

If we instruct the trustee to liquidate the securities held in the trust account and instead to hold the funds in the trust account in cash in order to seek to mitigate the risk that we could be deemed to be an investment company for purposes of the Investment Company Act, we would likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the trust account have, since the Company’s IPO, been held only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations.  However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, in our discretion, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash until the earlier of consummation of our initial business combination or liquidation of the Company. Following such liquidation, we would likely receive minimal interest, if any, on the funds held in the trust account. However, interest previously earned on the funds held in the trust account still may be released to us to pay our taxes, if any, and certain other expenses as permitted under the trust agreement. As a result, any decision to liquidate the securities held in the trust account and thereafter to hold all funds in the trust account in cash would reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company and redeem the public shares. Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. As of the date of this proxy statement, we have not yet made any such determination to liquidate the securities held in the trust account.

*  *  *  *  *

The Company respectfully believes that the additional language above is responsive to the Oral Comment.  The Company hereby confirms its understanding that:

•
the Staff has not made any determinations with respect to the Company’s status as an investment company under the Investment Company Act or the Company’s compliance with the Investment Company Act or any of the regulations thereof;

•
the Staff has not passed upon the merits of, or given the Company’s approval to, any positions the Company has taken or any determinations the Company has made with respect to these matters and that any action the Staff takes with respect to the Company’s filing, including any decision the Staff makes to not issue additional comments regarding these matters, should not be interpreted to mean otherwise; and

•	the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like further information concerning the Company’s response to the Oral Comment, please do not hesitate to contact me at (615) 726-5607.

Sincerely,

/s/ Tonya Mitchem Grindon

Tonya Mitchem Grindon